Exhibit 12.1

EQT GP HOLDINGS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

		Year Ended December 31,
	2015	2014	2013	2012	2011
	(Thousands)
Earnings:
Income before income taxes	$398,094	$298,205	$244,364	$155,884	$99,834
Minus: equity income of unconsolidated entities	(2,367)	—	—	—	—
Plus: Fixed charges	51,044	33,242	2,530	5,226	6,249
Minus: Capitalized interest	(4,546)	(1,886)	(442)	(1,858)	(758)
Minus: Net income attributable to noncontrolling interests	(226,397)	(124,025)	(47,243)	(13,016)	—
Total earnings	$215,828	$205,536	$199,209	$146,236	$105,325

Fixed charges:
Interest expense, excluding capital lease interest expense	$22,439	$10,968	$829	$2,944	$5,051
Interest expense, capital lease	23,225	19,888	843	—	—
Plus: Capitalized interest	4,546	1,886	442	1,858	758
Plus: Estimated interest component of rental expense	834	500	416	424	440
Total fixed charges	$51,044	$33,242	$2,530	$5,226	$6,249

Ratio of earnings to fixed charges	4.2x	6.2x	78.7x	28.0x	16.9x

(1)
Earnings included in the calculation of this ratio consist of (i) income before income taxes, minus (ii) equity income of unconsolidated entities, plus (iii) fixed charges, minus (iv) capitalized interest (allowance for borrowed funds used during construction) and minus (v) net income attributable to noncontrolling interests. Fixed charges included in the calculation of this ratio consist of (i) interest expense, plus (ii) capitalized interest (allowance for borrowed funds used during construction) and (iii) the estimated interest portion of rental expense.